UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

COMMUNICATION ON RELATED-PARTY TRANSACTIONS

Banco Bradesco S.A. (“Bradesco” or “Company”) informs its shareholders and the market in general, in accordance with Article 33, item XXXII and Exhibit F of Securities and Exchange Commission (“CVM”) Resolution No. 80/22 and the Company Related-Party Transactions Policy (“Internal Policy”), that celebrated a Contract for Provision of Intermediation, Capture, Indication and Maintenance Services of Commercial Establishments on December 28, 2023 (“Contract” or “Transaction”) with its affiliated, Cielo S.A. (“Cielo”).

The information referring to the Transaction, provided in the aforementioned CVM Resolution, are listed in the chart below:

Transaction
Related-Party’s Name	Cielo
Relation between the Related-Party and the Company	Bradesco composes, through controlled companies, Cielo's control group.
Transaction Subject and Main Terms and Conditions

The Contract establishes the applicable conditions to the services to be provided by Bradesco to Cielo regarding intermediation, capture, indication and maintenance of commercial establishments (“Establishments”) for potential accreditation to Cielo System (“Services”).

The Services provided by Bradesco to Cielo include, among others: (i) presentation to Cielo of the legal representatives and decision-makers associated with the Establishment, provided that it is authorized by it; (ii) eventual participation in the initial meeting and subsequent meetings with the Establishment; (iii) description of the profile and the main business of the Establishment; (iv) identification and forwarding to Cielo of the main necessities and expectations appointed by the Establishment, for maintenance of the Establishments accredited in Cielo system; (v) identification and transfer of the most recurring complaints and points of improvement in the commercial relationship for Cielo to evaluate them; and (vi) collection of documents and information, as well as preparation of reports. All information related to the Contract will comply with the applicable data protection legislation.

In return for the provision of services, Bradesco will be entitled to (i) compensation for the payment transactions volume held in Establishments with banking domicile at Bradesco and accredited to Cielo system, regardless of the channel and date of its accreditation to Cielo System, corresponding to 10 basis points on the eligible volume. The eligible volume includes the amount captured only in domestic transactions, not including transactions in which Cielo provides VAN services, and taking into account the minimum profitability criteria of each Establishment, and (ii) additional compensation considering the increased penetration of term products by Establishments in the Retail segment and Entrepreneurs with banking domicile at Bradesco and accredited to Cielo System, which will be calculated according to the remuneration table provided for in the Contracts.

Signature date: 12.28.2023. Duration: 12 (twelve) months, effective from 01.01.2024.

If, when, how and to what extend the counterparty in the transaction, its partners or managers participated in the process	The Contract conclusion obtained the applicable internal approvals, following all the relevant norms.
Detailed justification of the reasons why the issuer's Management believes that the Transaction complied commutative conditions or provides for appropriate compensatory payment	The Company’s Management understands that the Transaction complied commutative conditions and provides for appropriate compensatory payment, since was carried out in the best interest of the Company, observing Market Conditions (according to the Company's Internal Policy), good governance and conduct practices, ethics and transparency, not involving Conflicts of Interest (according to the Company's Internal Policy).

The documents referring to the Transaction are filed at the Company’s headquarters.

Cidade de Deus, Osasco, SP, January 2, 2024.

Banco Bradesco S.A.

Carlos Wagner Firetti Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 2, 2024

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.